Datascension, Inc.
145 S. State College Blvd., Suite 350
Brea, California, 92821
Tel : (714) 482-9750
Fax : (714) 482-9751

October 7, 2005

TO:

MR. MICHAEL MCTIEMAN, STAFF ATTORNEY
Tel: (202) 824-5445
Fax: (202) 942-9635

Securities Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W., Mail Stop 0409
Washington, D.C. 20549

RE:    DATASCENSION, INC.
       AMENDMENT NO. 3 TO REGISTRATION STATEMENT ON FORM SB-2
       FILED August 12, 2005
       REGISTRATION NO. 333-121851

Dear Mr. McTieman,

Here follows our responses to your comment letter dated August 23, 2005.

General

   1. We note your response to comment 2. Based on your response it appears that the spin-offs of Nutek Oil and Century Innovations did not meet the requirements of Staff Legal Bulleting No. 4 (September 16, 1977). Accordingly, please disclose that these spin-offs may have not complied with Section 5 of the Securities Act. In addition, please advise us why Century Innovations is not required to register under the Exchange Act of 1934.

Staff Legal Bulletin No. 4 (September 16, 1977) regarding spin-offs requires that a non-reporting subsidiary registers the spun-off securities under the exchange Act. This registration should be filed before or concurrent with the spin-off. In the case of Nutek Oil, though the spun-off shares were registered, this did not occur until over a year subsequent to the spin-off. In the case of Century Innovations, a registration of the spun-off shares has not been filed to date. As a result these two spin-offs may not have complied with Section 5 of the Securities Act. Since there was no consideration paid for the spun-off shares, Datascension management feels there is no liability to the company for any possible violation of Section 5 of the Securities Act.

Disclosure added - See page 1

Risks Relating to Our Financing Arrangement, page 9

   2. Please update the financial information in the dilution to net tangible book value per share risk factor as of the date of the interim financial statements included in your next amendment.

Updating the information is problematic because the net tangible book value per share at June 30, 2005 would already reflect the $1,506,790 net proceeds received from the sale of debentures. We propose that the discussion be revised to present the risk in everyday terms, i.e., we should explain that investors who purchase shares offered by this prospectus will:

   - Pay a price per share that substantially exceeds the value of Datascension's assets after subtracting its liabilities;

      In addition we propose that a separate risk factor deal with the possible dilution of shares issued or may be issued to third party consultants.

INVESTORS WHO PURCHASE SHARES OFFERED FOR RESALE BY THIS PROSPECTUS WILL PAY A PER SHARE PRICE THAT SUBSTANTIALLY EXCEEDS THE VALUE OF DATASCENSION'S ASSETS AFTER SUBTRACTING ITS LIABILITIES PER SHARE AND THEREFORE WILL INCUR IMMEDIATE DILUTION TO THE VALUE OF THEIR OWNERSHIP.

The investors would be converting at $.30 and a potion at $.50 per share At June 30, 2005, the value of Datascension's assets after subtracting its liabilities per share is a $.15 per share. Since the investors are paying a price significantly larger than the value of Datascension's assets after subtracting its liabilities per share (net tangible book value per share), the investor would experience immediate dilution of their investment. Since the warrants are also exercisable at $.30 and $.50 per share, the investors would also experience immediate dilution of their investment upon exercising the warrants.

FURTHER DILUTION COULD OCCUR IN THE FUTURE DUE TO ANY CONTRACTS WE MAY ENTER INTO WITH THIRD PARTY ENTITIES FOR CONSULTING OR OTHER SERVICES SHOULD ANY ADDITIONAL COMMON STOCK SHARES BE ISSUED FOR THOSE CONSULTING OR OTHER SERVICES. THE FOLLOWING ARE SHARES ISSUED PURSUANT TO SERVICE CONTRACTS OVER THE LAST EIGHTEEN MONTHS.

500,000 pre split shares of restricted stock were issued to Stock Enterprises for services valued at $25,000 based on a fair market value of the stock of
$0.05 per share.   Shares issued on April 20, 2004.

350,000 pre split shares of common stock were issued to the Law Offices of Michael Morrison (250,000) and the Law Offices of Neil Beller (100,000) for legal services valued at $31,500 based on a fair market value of the stock of
$0.09 per share.   Shares issued on May 21, 2004.


Summary Financial Information, page 15

   3. Update the Summary Financial Information with financial information for the interim periods.

Summary Financial Information for the interim periods has been updated.

Management's Discussion And Analysis of Financial Condition Or Plan of Operation, page 16

Liquidity and Capital Resources, page 21

   4. We note your response to comment 14 and the corresponding disclosure. Please clarify the disclosure to identify the time period used in the calculation of "average collections." In addition, please clarify whether the variable cost related to your contract labor is a contractual term, the most recent monthly payment, or the average monthly payment over a period of time.

The SB-2 has been updated to reflect the time periods used in calculated average collections, as well as disclosing the information related to the average monthly payment for contract labor and variable costs.


Major Clients, page 28

   5. We note your response to 18.   However,  we  also  note that you have not
      filed any of these agreements as requested. Please file any material contracts as exhibits to the registration statement.

Material Agreements have been filed as exhibits to the registration statement.

Financial Statements

General

   6. Please amend your filing to update the financial statements in accordance with Rule 3-10 of Regulation S-B.

The filing has been updated in accordance with Rule 3-10 of Regulation S-B.

Statement of Changes in Stockholders' Equity, page F-7

   7. We note a prior period adjustment of $219,709 during the year ended December 31, 2004. Please explain the nature of this adjustment and your basis in GAAP for your accounting treatment.

The labeling of $219,709 on the statement of stockholder's equity was a mistake and an administrative error, presumably in the EDGAR conversion process. The $219,709 represents the retained earnings of Nutek Oil at the date of the distribution, 01/08/2004 and is being removed from the consolidated retained earnings from the prior year. The statement of stockholder's equity has been updated to properly reflect the transaction.

Summary of Significant Accounting Policies
Intangible Assets, page F-10

   8. We note your response to prior comment 28 and still do not understand your determination that you did not have a material misstatement within your 2003 financial statements as a result of not recording amortization of your intangible assets. After considering your explanation, we do not believe this qualifies as a change in estimate under APB 20, and is instead a departure from authoritative literature in effect for the period in question. Under SFAS 142, an intangible asset with a finite life is amortized. Please restate your 2003 financial statements to record amortization of these finite-lived intangible assets as this appears to materially impact your net loss for the year ended December 31, 2003.

We have made the adjustments to our 2003 financial statements to reflect the amortization expense for the finite lived intangible assets.

Note 4 - Receivable from Nutek Oil, page F-13

   9. We note your response to comment 29 that you converted the Nutek receivable into shares of Nutek common stock on April 13, 2005. Please tell us the fair value of the Nutek shares received. Since Nutek is a public company, we noted that share issuances within that timeframe ranged from $.20 - $.30 per share. As such, it appears that an impairment charge would be recorded for the difference in the recorded receivable and the actual value of the shares received in settlement of the receivable. Further, because management was aware at December 31, 2004 that the full amount of the receivable was uncollectible, this impairment charge should have been recorded at year end. Please advise or revise accordingly. Reference is made to APB 29.


The company has reviewed comment 9 and is in disagreement with a $727,809 write down of the value of the receivable. The stock of Nutek Oil traded over $1.00 during the week of the conversion to settle the debt owed to Datascension. The stock has since traded as high as $1.25. Management feels strongly that the shareholders and company were never at risk of losing the value of the receivable. When Datascension made the agreement to convert the receivable into the stock of Nutek Oil, it was agreed to be converted at the $1,015,014 value of stock. The number of shares was only later determined based on the then average price of $1.06.

While Nutek Oil may have issued stock in the $0.20 - 0.30 range during the same period, it was due to contractually required different methods of calculation, in that some were for 30 day price averages while others were at 5 day price averages. The 5 day average was used to determine the price for the settlement of the note receivable, this average happened to be $1.06.

Pursuant to the company's review of APB 29, par. 25, "the determination of value of non-monetary transactions should be determined by referring to estimated realizable values in cash transactions of the same or similar assets, quoted market prices, independent appraisals, estimated fair values of assets or services received in exchange, and other available evidence." The company feels the current valuation is correct due to the quoted market prices at the time of the transaction and estimated fair value of assets received. The note was derived upon the sale of assets to Nutek Oil and then the note was settled by common stock worth that same amount. Being that the note was settled with stock and the trading price of the stock was over $1.06, the company chose $1.06 as the conversion amount to use, and thus the 957,349 shares issued was based on that amount.

The stock price was not the concern when the original agreement was in place as whether the stock were at $0.25 or $2.00, a total of $1,015,014 worth of securities would be issued to settle the debt. Full credit for the value of $1,015,014 was given as it was to be settled with equity equivalent to the full value of the note, so as of 12/31/04, there was no risk to shareholders or the company, nor would there have been a need to impair the receivable.

Convertible Notes Payable and Debentures, pages F-16 to F-17

   10. We note that the value of beneficial conversion feature exceeds the amount of proceeds received. Please advise us how this treatment is consistent with the guidance in paragraph of 6 of EITF 98-5 which limits the amount of the discount assigned to the beneficial conversion feature to the amount of proceeds allocated to the convertible instrument. Please advise accordingly.

The financials have been adjusted to comply with Par. 6 of EITF 98-5 and 00-27. After consulting with our auditor as well as outside sources, the company has adjusted the treatment of the convertible debt and detachable warrants. The company initially determined the relative fair value between the convertible debt and the detached warrants. After allocating a portion of the proceeds to the detached warrants (based on relative fair values), the convertible debt and the detached warrants were recorded. The company then evaluated whether the embedded conversion option within the debt instrument was beneficial (had an intrinsic value) to the holder. The effective conversion price (that is, the allocated proceeds divided by the number of shares to be received on conversion) based on the proceeds was determined. The total debt discount immediately after the initial accounting was performed, as well as the beneficial conversion feature were expensed on the income statement.

The company intends on amending its 3/31 and 6/30 10Q to reflect these changes.


Interim Statements

  11. Please advise or revise to include an affirmative statement regarding the adjustments to the interim financial statements pursuant to Instruction 2 to the Instructions to Item 310(b) of Regulation S-B.

The notes to the financial statements have been updated as well as an affirmative statement regarding adjustments pursuant to Regulation S-B has been added to the document.

Exhibit 23.2 and 23.2

   12. Have your independent accountants provide consents as of a current date for inclusion within your amended filing.

The updated consents have been included with the filing.

If you have any questions or concerns regarding this comment letter or our filing, please do not hesitate to contact the following individual.

Best regards,
Datascension, Inc.

/s/ Scott Kincer

Scott Kincer
President / CEO
Tel 714-482-9750
Fax 714-482-9751